

10030556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Electronic Broking LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center 1100 Plaza Five
(No. and Street)

Jersey City (City) New Jersy (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Curry (212)341-9296
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave. (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Electronic Broking LLC, as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ROSEMARY GUINTA
NOTARY PUBLIC, State of New Jersey
No. 2297663
Qualified in Hudson County
Commission Expires March 7, 2013

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICAP Electronic Broking LLC

Statement of Financial Condition
March 31, 2010

ICAP Electronic Broking LLC
Index
March 31, 2010

Page(s)

Report of Independent Auditors 1

Financial Statement

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3-8

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Electronic Broking LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC ("the Company") at March 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 27, 2010

ICAP Electronic Broking LLC
Statement of Financial Condition
March 31, 2010

(dollars in thousands)

Assets		
Cash and cash equivalents	$	59,063
Cash segregated under federal regulations		4,061
Commission receivable		7,525
Receivable from brokers, dealers and clearing organizations		1,181
Receivable from affiliates		3,354
Prepaid expenses and other assets		1,476
Total assets	$	76,660
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	18,784
Payable to broker-dealers and clearing organizations		3,590
Payable to affiliates		7,987
Total liabilities		30,361
Commitments and contingencies (Note 6)		
Member's equity		46,299
Total liabilities and member's equity	$	76,660

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

ICAP Electronic Broking LLC (the "Company") is a Delaware limited liability company. The Company's sole Member is ICAP Securities USA LLC, a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP US Financial Services LLC ("IUFS") and First Brokers Holdings Inc. ("FBHI"). FBHI is a wholly owned subsidiary of IUFS, and IUFS is a wholly owned subsidiary of ICAP North America Inc. ("INAI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company, headquartered in New Jersey, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company operates an electronic inter-dealer trading system primarily for U.S.Treasury and Agency securities, repurchase agreements and mortgage-backed securities. The Company also generates revenue by providing market data to market data distributors.

The Company introduces securities transactions to affiliates for settlement and clearance.

2. Summary of Significant Accounting Policies

The preparation of the Statement of Financial Condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2010 include approximately $58,433 of short-term highly liquid money market mutual funds. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Such cash equivalents are held by two major financial institutions.

Receivable from and payable to brokers, dealers and clearing organizations consists primarily of clearing fees, commissions and market data fees.

An allowance for doubtful accounts on commissions receivable is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

Certain participants have deposited assets as collateral with the Company which can be pledged or re-pledged by the Company. These assets, which are comprised of U.S. Treasury obligations with a market value of approximately $24,314, are not reflected in the Statement of Financial Condition. As of March 31, 2010, the Company has not pledged or re-pledged any assets.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the terms of the related leases. Software developed for internal use is being amortized on a straight-line basis over its estimated useful life of four years or the remaining license term, whichever is shorter.

(dollars in thousands)

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. Deferred tax assets and liabilities are not reflected on the Statement of Financial Condition as the total net income tax receivable or payable is settled with INAI and FBHI on a current basis.

Effective April 1, 2009, the Company implemented the provisions under ASC 740, *Income Taxes*, ("ASC 740"), which clarified the accounting for uncertainty in income taxes by addressing the recognition and measurement of tax positions taken or expected to be taken, and also provides guidance on derecognition, classification, interest and penalties and disclosure.

Accounting for income taxes is calculated in accordance with ASC 740. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

The Company follows guidance under ASC 740 which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. Under ASC 740, the Company determines whether it is more likely than not that an income tax position will be sustained upon examination by tax authorities. Sustainable income tax positions are then measured to determine the amount of benefit to be reflected in the financial statement. Each sustainable position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

In July 2009, the FASB launched the FASB Accounting Standards Codification (the Codification) as the single source of GAAP. While the Codification did not change GAAP, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification was effective for the Company for the year ended March 31, 2010 and did not have an effect on the Company's financial condition.

In May 2009, the FASB issued amended accounting principles related to subsequent events, which codify the guidance regarding the disclosure of events occurring subsequent to the balance sheet date. These amended principles do not change the definition of a subsequent event (i.e., an event or transaction that occurs after the balance sheet date but before the financial statement is issued) but require disclosure of the date through which subsequent events were evaluated when determining whether adjustment to or disclosure in the financial statement is required. These amended principles were effective for the Company for the year ended March 31, 2010.

3. Cash and Securities Segregated Under Federal Regulations

Cash in the amount of $4,061 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3.

(dollars in thousands)

4. Receivables from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at March 31, 2010 consist of the following:

Receivable		Payable	
Clearing fees	579	Clearing fees	20
Other	602	Commission rebate	3,570
	$ 1,181		$ 3,590

5. Software Developed for Internal Use

Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter. Software assets have been capitalized in accordance with ASC 350, *Intangibles - Goodwill and Other,* ("ASC 350"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. In March 2006, an affiliate of the Company began capitalizing software assets in accordance with ASC 350 on the Company's behalf and allocated amortization charges for such software costs to the Company.

Software developed for internal use, beginning of year	$ 50,723
Less: Accumulated amortization	(50,723)
Software developed for internal use, end of year	$ -

As of March 31, 2010 all software developed for internal use has been fully amortized.

6. Commitments and Contingencies

Operating Leases

The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2011	659	437	1,096
2012	659	140	799
2013	264	-	264
Thereafter	-	-	-
	$ 1,582	$ 577	$ 2,159

(dollars in thousands)

Office leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided an irrevocable letter of credit totaling approximately $275, which are fully collateralized by U.S. Treasury obligations, as security for its office lease.

Legal proceedings
The Company is involved in litigation arising in the ordinary course of business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material effect on the Company's financial condition. However, the Company can provide no assurance that such actions will not be material to its operating results and cash flows, depending in part upon operating results and cash flows for a particular period.

7. Transactions with Affiliates

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of ICAP Securities USA LLC ("USA"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the USA level.

The Company introduces securities transactions to affiliates for clearance and settlement.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative services (including finance, human resources, operations, legal and electronic data processing functions). At March 31, 2010, $7,987 is payable to an affiliate under this agreement.

The Company has a receivable from an affiliate, Intercapital plc of $978 relating to market data distribution revenue.

Receivable from affiliate also includes $2,044 due from ICAP Management Services London for certain expenses incurred in the U.S. and revenues collected on the Company's behalf.

Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

8. Income Taxes

The Company has recorded income taxes payable to an affiliate of $1,815 which is included in accrued expenses and accounts payable within the Statement of Financial Condition.

(dollars in thousands)

The Company's unrecognized tax benefits, including interest and penalties of $119, are recorded on the Statement of Financial Condition as accrued expenses and accounts payable.

If any tax return examination by federal, state or local tax authorities is concluded during the next twelve months, it is possible that the amount of accrued liability for uncertain tax positions could change. It is not possible to estimate the amount of any such change at this time. It is possible that any changes in uncertain tax positions could have a significant impact on the Company's financial statement.

The Company is included in the federal consolidated income tax return of ICAP's U.S. Investment Partnership and Subsidiaries. ICAP's federal corporate income tax returns for the year ended March 31, 2007 and after remain subject to examination. The Company files as part of combined unitary state and local returns with affiliates, as well as certain separate state and local filings. The most significant state and local filings are subject to examination for years 2004 and after.

9. Stock Option Plans

ICAP plc 2009 Long Term Incentive Plan
ICAP plc has established the ICAP plc Long Term Incentive Plan ("LTIP") which permits executives to defer 25% of their annual bonus in the form of ICAP plc stock grants. The grants vest in equal installments over a three year period. Fully vested stock grants are eligible for a matching grant to receive an additional 20% grant of the deferred bonus amount. The match grant is contingent upon the continued employment of the executive. As of March 31, 2010, the total amount of the stock grants outstanding was $120,412.

10. Employee Benefits

The Company participates in an affiliate's trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which Company contributions are made at the discretion of management. The Plan includes a 401(k) provision whereby employees are allowed to contribute a portion of their earnings. On a discretionary basis, the Company matches a portion of the employee contributions. Beginning January 1, 2009, the Company suspended the match portion of the Plan for employees who earn salaries in excess of a certain threshold.

11. Fair Value Measurements

The Company adopted ASC 820, *Fair Value Measurements*, ("ASC 820") effective January 1, 2008. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date. Various valuation inputs are used to determine the fair value of assets or liabilities. Such inputs are defined broadly as follows:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity as the ability to access at the measurement date.

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the asset or liability.

Level 3 – Significant unobservable inputs (including management's own assumptions in determining fair value) for the asset or liability.

(dollars in thousands)

The Company had no securities owned at March 31, 2010. The Company estimates that the carrying value of its financial instruments recognized on the Statement of Financial Condition (receivables and payables) approximates their fair value as such instruments are short-term in nature.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250 or 2% of aggregate debit balance arising from customer transactions, as defined. At March 31, 2010 the Company had net capital of $36,248 which was $35,998 in excess of its required net capital of $250.

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). At March 31, 2010 the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $5,300 which are not recorded on the Company's Statement of Financial Condition (Note 2).

13. Financial Instruments with Off-Balance-Sheet Risk

The Company acts as an intermediary to execution of transactions between undisclosed principals. Even though the Company introduces such transactions to affiliates for clearance and settlement, the clearing firm may look to the Company to meet obligations incurred if either counterparty does not perform. A majority of the Company's customers are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

The contractual amount of purchase and sale transactions for the Company at March 31, 2010 was approximately $196,138 for both purchases and sales which have not yet reached settlement date. Substantially all of these transactions have settled in the following month.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.

14. Subsequent Events

The Company has performed an evaluation of subsequent events through May 27, 2010 which is the date the financial statement was issued. There have been no subsequent events that occurred during this period that would require recognition in the financial statement as of March 31, 2010 or for the year then ended.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Member of:
ICAP Electronic Broking LLC

In planning and performing our audit of the financial statements of ICAP Electronic Broking LLC (the "Company") as of and for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

PRICEWATERHOUSECOOPERS

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 27, 2010

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Members of
ICAP Electronic Broking LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of ICAP Electronic Broking LLC ("the Company") for the year ended March 31, 2010, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended March 31, 2010. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: The amount in 2b, $150,025 was paid with check #165036 dated October 27, 2009. The amount in 2F, $151,715 was paid with check #169317 dated May 27, 2010, for a total assessment payment of $301,740. No differences noted.

2. Compared the Total Revenue amount of $ 122,623,886 reported on the audited Form X-17A-5 for the year ended March 31, 2010 with the Total Revenue amount of $ 122,623,886 reported on page 2, item 2a of Form SIPC-7 for the year ended March 31, 2010. No differences noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. No additions noted.

    b. Compared deductions on line 8 of item 2c, 'Other revenue not related either directly or indirectly to the securities business', of $1,794,043 to trial balance accounts 1026 and 1041, for revenues booked which are pass along charges for the year ended March 31, 2010, and agreed the amount of revenue to line 8 of item 2c. No differences noted.

    c. Compared the deduction on line 9 of item 2c, 'Interest and Dividend Expense', of $133,820, to trial balance accounts 27036, 42010, and agreed interest expense not in excess of Interest Income from trial balance accounts 4010 to line 9 of item 2c. No differences noted.

PRICEWATERHOUSECOOPERS

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $120,696, 023 and $301,740, respectively of the Form SIPC-7. No differences noted.

   b. Recalculated the mathematical accuracy of 'Other revenue not related either directly or indirectly to the securities business, of $1,794,043 to trial balance accounts 1026 and 1041. No differences noted.

   c. Recalculated the mathematical accuracy of interest expense not in excess of interest income from trial balance accounts 27036, 42010. No differences noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the members of ICAP Electronic Broking LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

May 27, 2010